Private and Confidential

Kathleen Collins

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

United States

Sent via email only

CollinsKA@SEC.GOV

March 23, 2021

Dear Ms Collins

Vodafone Group Public Limited Company

Form 20-F for the fiscal year ended March 31, 2020

Filed July 2, 2020

File No. 001-10086

Vodafone Group Public Limited Company (the “Company”) acknowledges receipt of your comment letter dated March 22, 2021 with respect to the above referenced filing (the “Comment letter”).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment letter in order to permit sufficient time for an internal review of its responses at the appropriate levels in the Company. The Company hereby submits such request and confirms that it will respond to the comments set out in the Comment letter on or before April 21, 2021, which is ten business days from the date by which a response was originally requested in the Comment letter.

I will be your point of contact for future correspondence on this matter. My email address is margherita.dellavalle@vodafone.com

Yours sincerely

Vodafone Group Public Limited Company

By:	/s/ M. Della Valle
Margherita Della Valle
Group Chief Financial Officer

cc: Megan Akst, Securities and Exchange Commission (AkstM@sec.gov)

Vodafone Group Plc
1 Kingdom Street, Paddington Central	vodafone.com
London, W2 6BY, United Kingdom

Registered office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom, Registered in England No. 3802001